				Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest charges	$70,479	$85,250	$80,197	$106,163	$95,272
Interest applicable to rentals	2,356	3,572	2,760	3,069	3,178

Total fixed charges, as defined	72,835	88,822	82,957	109,232	98,450

Earnings as defined:
Net Income	$54,137	$58,921	$57,895	$63,841	$66,200
Add:
Income Taxes	27,325	36,249	28,118	36,915	42,383
Fixed charges as above	72,835	88,822	82,957	109,232	98,450

Total earnings, as defined	$154,297	$183,992	$168,970	$209,988	$207,033

Ratio of earnings to fixed charges, as defined	2.12	2.07	2.04	1.92	2.10